September 20, 2023

Via Edgar

Division of Corporation Finance

Office of Trade & Services

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C., 20549

Attention:	Stephen Kim
Linda Cvrkel
Rucha Pandit
Donald Field

Re:	J-Long Group Limited (CIK No. 0001948436)
Draft Registration Statement on Form F-1
Response to the Staff’s Comments Dated August 14, 2023

Ladies and Gentlemen:

On behalf of our client, J-Long Group Limited, a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we submit to the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated August 14, 2023 on the Company’s draft registration statement on Form F-1 confidentially submitted on July 25, 2023. Concurrently with the submission of this letter, the Company is submitting its revised draft registration statement on Form F-1 (the “Revised Draft Registration Statement”) via EDGAR to the Commission for confidential review in accordance with the procedures of the Commission.

The Staff’s comments from its letters dated August 14, 2023 is repeated below in bold and followed by the Company’s responses. We have included page numbers to refer to the location in the Revised Draft Registration Statement where the language addressing the comments appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Revised Draft Registration Statement.

K&L GATES, SOLICITORS

44th Floor Edinburgh Tower The Landmark 15 Queen’s Road Central Hong Kong

高蓋茨律師事務所 香港中環皇后大道中15號 置地廣場公爵大廈44樓

T +852 2230 3500 F +852 2511 9515 klgates.com

Partners

Neil CAMPBELL	甘寶靈	William Z. HO	何志淵	Carolyn H.L. SNG	孫慧蓮	Christopher TUNG	董彥華
Michael K.S. CHAN	陳國淳	Jay J. LEE	李再浩	Virginia M.L. TAM	譚敏亮	Frank VOON	溫匯源
Sacha M. CHEONG	文錦明	Iris M.K. LEUNG	梁美琪	Choo Lye TAN	陳珠萊	Sook Young YEU	呂淑榮
Jay C. CHIU	邱志藩	Scott D. PETERMAN	畢德民	Vincent S.K. TSO	曹紹基	Eugene Y.C. YEUNG	楊睿知

Registered Foreign Lawyer (PRC)

Amigo L. XIE	謝嵐

Amendment No.2 to Draft Registration Statement on Form F-1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Major Factors Affecting Our Financial Results, page 63

1.

We note your response to comment 3 and reissue. Please further augment your disclosure to quantify the impact on your revenues, or results of operation due to COVID-19 and supply chain issues, in the past and going forward. As examples only, quantify 1) the extent to which the Company experienced “supply chain disruption due to lock downs in China or its ‘zero-covid’ policy” and 2) the decline in sales generated from China for the year ended March 31, 2023.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 65.

Cost of Sales, page 64

2.

We note your discussion and analysis of cost of sales is limited to a reference to your gross profit discussion which does not address changes in your cost of sales directly. Please expand your disclosure to provide a separate discussion and analysis of cost of sales. Also, include separate quantification and discussion of changes in significant components of cost of sales that caused the item to materially vary from the prior period. Refer to Item 4(a) of Form F-1 and Item 5 of Form 20-F.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 66.

Selling and Marketing Expenses, page 65

3.

You attribute the increase in selling and marketing expenses to higher commissions and increased salaries to your sales and marketing department. Please tell us and revise to disclose why commissions were higher given that revenues stayed flat, the underlying reason(s) for the increased salaries (e.g. increased workforce, annual pay rise, etc.) and whether this trend of increasing salaries is expected to continue.

In response to the Staff’s comment, the Company has revised the referenced disclosure on page 67.

Critical Accounting Policies and Estimates, page 67

4.

We have read your response to comment 2. Your risk factor disclosure on page 36 cautions investors that you depend on demand and storage capacity forecast to manage inventory and such demand can change significantly and may be affected by seasonality, the economy, changes in trends and consumers’ preferences. It further describes a risk that any failures to manage inventory may subject you to the risk of inventory obsolescence resulting in decline in inventory value, and inventory write-downs or writeoffs which may materially and adversely affect your results of operations and financial condition. We note that inventory represents approximately 28% of your total assets as of March 31, 2023. It appears there are accounting estimates and assumptions related to inventory valuation that are susceptible to change given the nature of your business and your exposure to changes in trends, consumers’ preferences, and general economic conditions which could have a material effect on your financial condition or operating performance. Although you indicate that your accounting estimates would not be critical accounting estimates due to the level of activity and lack of complex transactions, these accounting estimates/assumptions appear susceptible to change and the resulting change(s) could materially impact your financial statements in the future. Accordingly, please revise to include, at a minimum, your critical accounting policies for inventory.

In response to the Staff’s comment, the Company has revised the referenced disclosure on pages 69 to 70.

Very truly yours,

/s/ Virginia Tam
Name: Virginia Tam